UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                         Commission File Number 0-29804

                           NOTIFICATION OF LATE FILING

(Check one)  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB Form  [ ] N-SAR

                       For Period Ended DECEMBER 31, 2002

                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition Report on Form  20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:      eClickMD, Inc.
                         -------------------------------------------------------

Former Name of Registrant:    N/A
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number):

3001 Bee Caves Road Suite 250 Austin, Texas 78746
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

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB by March 31, 2003, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Neil Burley                       512                      439-3905
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      (NAME)                      (AREA CODE)             (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 eClickMD, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  March 28, 2003


By: /s/  Neil Burley
    -----------------------
    Neil Burley
    Chief Financial Officer

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INSTRUCTION: The form may be signed by and executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).